[Transamerica Life Insurance Company letterhead]
December 18, 2009
VIA EDGAR CORRESPONDENCE FILING
Attn.: Mr. Craig Ruckman
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Transamerica Life Insurance Company Transamerica Corporate Separate Account Sixteen File Nos. 333-109579/811-21440 Post-Effective Amendment No. 13
Dear Mr. Ruckman:
This letter is in response to oral comments received from you on December 14, 2009 in connection with the above referenced Post-Effective Amendment filed with the Commission on October 30, 2009. Attached are replies to the comments you raised.
If you have any questions concerning this filing, please do not hesitate to call the undersigned at (319) 355-6115.
Very truly yours,
/s/  Karen J. Epp
Karen J. Epp

Transamerica Life Insurance Company
Transamerica Corporate Separate Account Sixteen
File Nos. 333-109579/811-21440
Correspondence Filing
1.	Comment: Explain supplementary whether the guarantees referenced in the prospectus are supported by a third party.

Response. Third parties do not support the guarantees referenced in the prospectus.

2.	Comment: Confirm supplementary that the contract’s series and class identifiers are accurate.

Response. We confirm that the contract’s series and class identifiers are accurate.

3.	Comment: Add disclosure to the Policy Risk section in the Policy Benefits/Risks Summary regarding the deferred sale charge.

Response. The following statement shall be added to the Policy Risk section in the Policy Benefits/Risks Summary: “The payment of higher premium amounts during the first Policy year will result in higher amounts being subject to the deferred sales charge in Policy years 2-7. When deciding upon the appropriate amount and timing of premium payments, you should consider the combined effect of the percent of premium load and the deferred sales charge.”

4.	Comment: Correct the footnote reference in the Periodic Charges Other Than Portfolio Operating Expenses table concerning “net amount at risk”.

Response. The footnote in the Minimum Charge section under Cost of Insurance in the Periodic Charges Other Than Portfolio Operating Expenses table will be corrected to reflect footnote (5) rather than footnote (3).

5.	Comment: Clarify the change to footnote (1) in the Periodic Charges Other Than Portfolio Operating Expenses table.

Response. We will delete the first sentence of footnote (1) in the Periodic Charges Other Than Portfolio Operating Expenses table and replace it with the following: “For Policies issued prior to January 1, 2010 the monthly contract charge is $5.00 for Policy years 1 - 20.”

6.	Comment: Confirm whether the January 1, 2009 date in footnote (10) in the Periodic Charges Other Than Portfolio Operating Expenses table is accurate.

Response. Confirmed. The change referenced in footnote (10) in the Periodic Charges Other Than Portfolio Operating Expenses table relates to a change in the charge for the term life insurance rider that went into effect January 1, 2009.

7.	Comment: The UIF U.S. Mid Cap Value Portfolio in the Annual Portfolio Operating Expenses table discloses a fee or expense contractually waived or reimbursed, but makes no reference to this fee in the footnote.

Transamerica Life Insurance Company
Transamerica Corporate Separate Account Sixteen
File Nos. 333-109579/811-21440
Correspondence Filing
Response. The listing for the UIF U.S. Mid Cap Value Portfolio in the Annual Portfolio Operating Expense Table should not reflect a contractual fee waiver. The table will be amended to reflect the Total Net Annual Expenses without a fee waiver.

8.	Comment: Please clarify which year-end is referenced as the “current fiscal year end” in footnote (36) in the Periodic Charges Other Than Portfolio Operating Expenses table.

Response. Footnote (36) in the Periodic Charges Other Than Portfolio Operating Expenses table will be amended to reference the fiscal year ending December 31, 2008.

9.	Comment: Clarify that the table at the end of the footnotes following the Annual Portfolio Operation Expenses table is part of footnote (46).

Response. To clarify that the table at the end of the footnotes following the Annual Portfolio Operation Expenses table is part of footnote (46), the typeset version of the prospectus eliminates the grid lines and spacing. We intend to indent the table on the typeset version to provide additional clarity.